HERITAGE BANKSHARES, INC.

200 E. Plume Street

Norfolk, Virginia 23510

June 28, 2007

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, D.C. 20549

Re:	Heritage Bankshares, Inc.

Form 10-KSB for the Fiscal Year ended December 31, 2006

File No. 000-11255

Dear Mr. West:

This letter will serve as the response of Heritage Bankshares, Inc. (the “Company”) to the comment set forth in the Commission’s letter dated May 31, 2007 and received by the Company on June 14, 2007.

STAFF COMMENT:

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page 41

We note that Elliott Davis LLC audited and opined on your December 31, 2006 financial statements. In light of Elliott’s acquisition of Larrowe and Company, PLC, whom the Company engaged to perform non-audit services in September 2005, please tell us how Elliot Davis LLC determined that they were independent of the Company in both fact and appearance. Refer to Rule 2-01(c)(4) of Regulation S-X.

MANAGEMENT RESPONSE:

In response to the Commission’s comment, we have enclosed a letter dated June 27, 2007 from Elliott Davis LLC (“Elliott Davis”) to the Company. In the enclosed letter, Elliott Davis provides a detailed explanation regarding their determination that they were independent of the Company in respect of their audit of the Company’s financial statements for the year ended December 31, 2006 . We believe the letter from Elliott Davis addresses the Commission’s comment in a comprehensive manner, but the Company is of course happy to provide any additional information available to it that the Commission considers relevant or appropriate to this matter.

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COMPANY ACKNOWLEDGEMENT

In connection with our response to the Commission’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or if we can be of additional assistance.

Sincerely,

/s/ Michael S. Ives
Michael S. Ives, President & CEO

cc:	Mr. John O. Guthrie,

Chief Financial Officer

Enclosure

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June 27, 2007

Mr. John Guthrie

Chief Financial Officer

Heritage Bankshares, Inc.

Norfolk, Virginia

Dear Mr. Guthrie,

We have been asked to respond to a comment by the staff (Staff) of the Securities Exchange Commission (Commission) in their letter dated May 31, 2007 to Heritage Bankshares, Inc. (the Company). The Staff noted that we audited and opined on the Company’s December 31, 2006 financial statements and asked how, in light of our acquisition of Larrowe and Company PLC (Larrowe), whom the company engaged to perform non-audit services in September 2005, we determined that we were independent of the Company in both fact and appearance. The Staff directed our attention to Rule 2-01(c)(4) of the Commission’s Regulation S-X.

As explained in greater detail below, Elliott Davis LLC (Elliott Davis) concluded, prior to being engaged by the Company to audit the 2006 financial statements, that we would be independent in fact and appearance with regard to the Company. In particular, we concluded that the results of our services (including those of Larrowe) would not be subject to audit procedures during our audit of the Company’s 2006 financial statements.

Summary of Rule

Rule 2-01(c)(4) provides that “an accountant is not independent if, at any point during the audit and professional engagement period, the accountant provides” certain enumerated non-audit services to an audit client. The prohibited services include:

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“bookkeeping or other services related to the accounting records or financial statements of the audit client” (including “preparing or originating source data underlying the client’s financial statements”) [clause (i)], and

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“designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that is significant to the audit client’s financial statements or other financial information systems taken as a whole” [clause (ii)].

Both clauses, however, specifically exempt otherwise prohibited non-audit services where “it is reasonable to conclude that the results of these services will not be subject to audit procedures during an audit of the audit client’s financial statements.”

Timeline of Services Provided

As originally detailed in the Company’s Form 8-K filed on December 5, 2006 and repeated in its Form 10-KSB for the fiscal year ended December 31, 2006, filed on March 30, 2007, Larrowe was engaged by the Company in September 2005 to assist management with computing deferred fees and costs under FAS 91 “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases” for financial statements covering the years 2000 through 2005.

As detailed below, Larrowe did not provide any impermissible assistance with respect to the FAS 91 work or other matters for the Company’s 2006 financial statements. Elliott Davis acquired Larrowe in November of 2006. The Company engaged Elliott Davis to audit its 2006 financial statements on November 29, 2006. Elliott Davis did not audit any prior periods and relied entirely on the audit opinion of PFK Witt Mares, PLC, the Company’s former auditor, for the Company’s financial statements for 2005 and prior periods.

Scope of Services Provided

Larrowe set up an Excel spreadsheet based on an example published in relevant literature (specifically FAS 91, Appendix B, Case 1). The Company provided Larrowe with FAS 91 loan data for the years ended 1999 through 2005, and the Company’s management developed all relevant cost data. The spreadsheet utilized mathematical formulas that were readily available in financial publications and data that was provided by Company management. There were no proprietary or unique characteristics to the spreadsheet computations. Accordingly, Larrowe’s work relating to FAS 91 computations through the 2005 financial statements did not constitute the design or implementation of an information system under Rule 2-01(c)(4)(ii). As a result, we concluded that none of our services relating to FAS 91 data for financial statements for 2005 and prior years would be subject to audit procedures during an audit of the Company’s 2006 financial statements.

Because Larrowe wished to explore the opportunity to become the Company’s outside auditor beginning with the year ended December 31, 2006, Larrowe emphasized to management the limitations of its involvement in matters relating to the 2006 audit in order to maintain independence. The Company’s management supervised the review of all applicable loan calculations and deferral computations for presentation in the 2006 financial statements. Management also re-computed all relevant cost data for all 2006 loans and identified all 2006 fees that were subject to deferral under FAS 91. Using this base information, the current net deferral for every loan in its portfolio were determined.

As a result, the FAS 91 calculations for 2006 were substantially different from those applicable to prior periods.

During 2006, the Company converted back to its core accounting loan application system provided by an outside vendor (Fiserv) to calculate FAS 91 deferred costs and fees on an ongoing basis. In connection with the conversion, Company management controlled the loading of all loan data into its accounting system, reviewed that data and made any adjustments necessary to estimate FAS 91 deferrals included in the 2006 financial statements. Larrowe reviewed the Company’s procedures for loading this data onto their core accounting system as well as the final output, consistent with work properly performed by an independent auditor; however, Elliott Davis (and Larrowe) had no part of the generation or implementation of the resulting data. Because none of the financial data that Elliott Davis received in connection with the 2006 audit was generated by Elliott Davis or Larrowe, we concluded that none of our services would be subject to audit procedures during an audit of the Company’s 2006 financial statements, as required by Rule 2-01(c)(4)(i).

Other Services

During 2005 and 2006, Larrowe and later Elliott Davis held discussions with management concerning certain Generally Accepted Accounting Principles (GAAP). However, these discussions were consistent with the types of discussions permitted between auditors and their audit clients and did not adversely affect our independence. The discussions consisted solely of providing copies of relevant accounting pronouncements, copies of editorial assessment of the various accounting treatments available under GAAP and examples of specific applications of various pronouncements. Larrowe and Elliott Davis provided these materials to management solely as educational background information. Management made its own decisions regarding application of these principles, as required by Rule 2-01.

Internal Review and Consultations with the Staff

After preliminary discussions with the Company to determine the feasibility of Larrowe submitting a proposal to provide 2006 audit services, Larrowe performed a thorough internal review to determine auditor independence as it related to 2006. Based on our review, we determined that we had performed no services that would impair such independence. Consistent with our emphasis on independence, on February 28, 2006, we initiated a telephone conversation with Mr. Ed Bailey, a Staff accountant in the Division of Corporate Finance, to confirm our understanding of the nature and timing of services that may be provided a registrant without impairing independence. This conversation, and a subsequent follow-up call with Mr. Bailey, served to reinforce our own conclusions that Elliott Davis would be independent with respect to an audit of the 2006 financial statements.

Summary

Prior to our engagement to audit the Company’s 2006 financial statements, Elliott Davis made a determination that we were independent of the Company. The work by Larrowe did not constitute the design or implementation of a system the results of which that would be subject to audit procedures by Elliott Davis. Furthermore, FAS 91 data generated for the 2006 financial statements was entirely new and generated by others, allowing us to reasonably conclude that we would not be auditing our own work or that of Larrowe. All other consultations with management were within the scope of those permitted between an independent outside auditor and its client.

Further, as noted above, independence was a point of emphasis from our very first discussion with the Company concerning our possibly performing the 2006 audit. We were very careful to maintain the appearance and the fact of our independence for any issues touching on the Company’s 2006 financial statements. Before accepting the engagement, we discussed the specifics of our services with the Staff. Management also clearly understood the limitations we imposed on our involvement in order to maintain our independence.

We believe that we were at no time in violation of Rule 2-01 generally, or Rule 2-01(c)(4) specifically, and that we have in both action and spirit been completely independent as it relates to our audit of the Company’s 2006 financial statements.

Sincerely,

/s/ Elliott Davis, LLC

Elliott Davis, LLC